UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Giant Interactive Group Inc.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: May 26, 2009

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES

FIRST QUARTER 2009 RESULTS

SHANGHAI, PRC — May 25, 2009 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the first quarter ended March 31, 2009.

First Quarter 2009 Highlights:

•	Net revenue increased 5.8% quarter-over-quarter to RMB373.5 million (US$54.7 million).

•	Gross profit increased 5.9% quarter-over-quarter to RMB313.9 million (US$45.9 million). Gross profit margin for the first quarter 2009 was 84.0%.

•	Net income decreased 20.1% quarter-over-quarter to RMB231.9 million (US$33.9 million). Net income margin for the first quarter 2009 was 62.1%.

•

Basic and diluted net income per American Depositary Share (“ADS”) were RMB1.03 (US$0.15) and RMB0.99 (US$0.15), respectively, compared to basic and diluted net income per ADS of RMB1.38 and RMB1.33, respectively, for the first quarter 2008, and basic and diluted net income per ADS of RMB1.26 and RMB1.23, respectively, for the fourth quarter 2008. Each ADS represents one ordinary share.

•

Non-GAAP net income excluding non-cash share-based compensation decreased 19.5% quarter-over-quarter to RMB240.2 million (US$35.2 million). Non-GAAP net income margin excluding non-cash share-based compensation was 64.3%.

•

Basic and diluted non-GAAP net income excluding non-cash share-based compensation per ADS were RMB1.06 (US$0.16) and RMB1.03 (US$0.15), respectively, compared to basic and diluted non-GAAP net income per ADS of RMB1.43 and RMB1.38, respectively, for the first quarter 2008, and basic and diluted non-GAAP net income per ADS of RMB1.29 and RMB1.26, respectively, for the fourth quarter 2008.

•	Active Paying Accounts (“APA”) for online games[1] in the first quarter 2009 reached 1,236,000, a decrease of 4.2% from the fourth quarter 2008 and a decrease of 14.5% from the first quarter 2008.

•	Average Revenue Per User (“ARPU”) for online games[1] was RMB299.7, an increase of 9.9% from the fourth quarter 2008 and a decrease of 7.8% from the first quarter 2008.

•	Average Concurrent Users (“ACU”) for online games[1] was 531,000, a decrease of 4.4% from the fourth quarter 2008 and a decrease of 2.8% over the first quarter 2008.

•	Peak Concurrent Users (“PCU”) for online games[1] was 1,572,000, an increase of 4.4% from the fourth quarter 2008 and a decrease of 4.5% from the first quarter 2008.

Commenting on the first quarter 2009 results, Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer, said, “Despite economic headwinds, we began 2009 on sound footing, with our results in-line with guidance. On a sequential basis, both revenue and gross profit showed improvement as gamers continued to adapt to the monetization structure and the enhanced features of our

[1]	Online games include ZT Online, ZT Online PTP, ZT Online Classic Edition, and Giant Online.

FOR IMMEDIATE RELEASE

flagship game ZT Online. I believe the changes we have implemented provide us with a more balanced revenue model to extend the lifecycle of ZT Online. So far in the first two quarters of 2009, we focused most of our efforts on product development, rather than on sales and marketing campaigns. As a result, we plan to launch the largest expansion pack to date for ZT Online in July 2009.”

“As compelling game design is the cornerstone of our strategy, our pipeline remains strong with a total of seven games currently under development. Of these pipeline games, the limited closed beta testing of King of Kings III during the first quarter serves as an important execution milestone towards expanding our game portfolio. In addition, we are excited about the launch of ZT Online II scheduled for the second half of 2009. Our R&D team has been working hard to make this sequel to our original flagship game appeal to a wider audience of gamers. Moreover, our R&D staff continues to improve and upgrade Giant Online, and the official version is currently under engineering testing.”

“Finally, in an effort to promote a sense of entrepreneurship and creativity within some of our project teams, we recently reorganized them according to their respective projects and tasks, in order to realign their incentives directly with the success of these projects. So far, our R&D personnel have enthusiastically welcomed the reorganization and each team has felt a renewed level of productivity.”

First Quarter 2009 Unaudited Financial Results

Net Revenue. Net revenue for the first quarter 2009 was RMB373.5 million (US$54.7 million), representing a 5.8% increase from RMB353.1 million in the fourth quarter 2008 and a 20.8% decrease from RMB471.6 million in the first quarter 2008.

Revenue from online games totaled RMB370.5 million (US$54.2 million), representing an increase of 5.3% from RMB351.9 million in the fourth quarter 2008 and a 21.2% decrease from RMB470.2 million in the first quarter 2008. Online game net revenue increased sequentially as gamers continued to adapt to the revised monetization structure in ZT Online implemented in the third quarter 2008, but remained down year-over-year.

ACU for online games1 in the first quarter 2009 was 531,000, representing a 4.4% sequential decrease and a 2.8% decrease over the first quarter 2008. PCU for online games1 in the first quarter 2009 was 1,572,000, representing a 4.4% sequential increase and a 4.5% decrease over the first quarter 2008. ACU and PCU remained relatively stable, demonstrating the resilience of Giant’s games against economic headwinds and following the monetization structure adjustments made to ZT Online. ARPU for online games1 in the first quarter 2009 increased 9.9% sequentially and decreased 7.8% year-over-year to RMB299.7. APA for online games1 in the first quarter 2009 decreased 4.2% sequentially and 14.5% year-over-year to 1,236,000. On a sequential basis, the increase in ARPU is due to revenue increasing at a higher rate than APA, which remained relatively stable following the strong increase in the preceding quarter.

FOR IMMEDIATE RELEASE

Cost of Services. Cost of services was RMB59.6 million (US$8.7 million), representing an increase of 5.3% from the fourth quarter 2008 and a 17.4% increase over the same period in 2008. The sequential rise in cost of services consists primarily of a RMB1.9 million increase in business tax, which is due to the increase in revenue. The year-over-year increase is mainly due to the expansion of IDC expenses and the higher depreciation costs on the increased number of servers and equipment as the result of business expansion.

Gross Profit and Gross Margin. Gross profit for the first quarter 2009 was RMB313.9 million (US$45.9 million), representing a 5.9% sequential increase and a 25.4% decrease year-over-year. Gross margin for the first quarter 2009 was 84.0%, which was flat sequentially, but down from 89.2% in the first quarter 2008.

Operating Expenses. Total operating expenses for the first quarter 2009 were RMB81.9 million (US$12.0 million), representing a decrease of 1.2% from RMB82.9 million in the fourth quarter 2008 and a decline of 17.9% from RMB99.8 million in the first quarter 2008. The decreases in operating expenses are mainly attributable to tightened cost controls across our sales and marketing expenses and general and administrative expenses.

Research and product development expenses for the first quarter 2009 increased 28.2% sequentially to RMB32.3 million (US$4.7 million) from RMB25.2 million, and increased 172.9% year-over-year from RMB11.8 million. R&D expenses increased sequentially mainly due to higher payroll as the result of hiring more developers for the R&D department. The year-over-year increase is the result of the expansion of Giant’s R&D department in order to facilitate the development of new games and enhancement of existing games.

Sales and marketing expenses were RMB30.2 million (US$4.4 million) in the first quarter 2009, down 33.4% sequentially from RMB45.4 million and down 53.4% year-over-year from RMB64.9 million. The sequential and year-over-year decreases occurred as the Company tightened cost controls over its sales and marketing liaison personnel and reduced its marketing campaigns.

General and administrative expenses for the first quarter 2009 were RMB29.4 million (US$4.3 million), down 29.7% sequentially from RMB41.8 million, and up 4.6% from RMB28.1 million in the first quarter 2008. On a sequential basis, G&A expenses in the first quarter 2009 were impacted by a one-time bad debt provision charge during the fourth quarter 2008, in the amount of RMB6.5 million, from Lager Network Technology Co., Ltd. Decreases in professional fees and option expenses also contributed to the sequential decrease in G&A expenses. The year-over-year increase in general and administrative expenses was mainly attributable to the Company expanding its business operations.

Financial Incentive. The financial incentive received in the first quarter 2009, which represents a sales tax refund from the municipal government, was RMB10.0 million (US$1.5 million). This refund relates to the sales tax and is treated as a deduction in operating expenses.

Interest Income. Interest income for the first quarter 2009 was RMB26.1 million (US$3.8 million), compared to RMB41.3 million in the fourth quarter 2008 and RMB53.8 million in the first quarter 2008. The sequential and year-over-year decreases are attributable to a change in the Company’s cash position from the 51.com investment and the share repurchase program, as well as a decline in the market interest rate.

FOR IMMEDIATE RELEASE

Income Tax. Income tax expense for the first quarter 2009 was RMB25.9 million (US$3.8 million), as compared to an income tax benefit for the fourth quarter 2008 of RMB34.9 million, which was mainly due to the reversal of over-accrued tax expenses under a non-preferential tax rate.

Net Income. Net income for the first quarter 2009 was RMB231.9 million (US$33.9 million), a sequential decrease of 20.1% from RMB290.3 million and a year-over-year decrease of 31.5% from RMB338.7 million. The sequential decrease is attributable to a tax expense of RMB25.9 million in the first quarter 2009, compared to a tax benefit of RMB34.9 million in the fourth quarter 2008. Net income declined year-over-year due to the disruptions caused by the adjustments to ZT Online’s monetization structure during the third quarter 2008. Net income margin was 62.1% for the first quarter 2009, compared to 82.2% in the fourth quarter 2008 and 71.8% in the first quarter 2008.

Cash, Cash Equivalents and Short-Term Investments. As of March 31, 2009, Giant’s cash, cash equivalents and short-term investments totaled RMB5,211.1 million (US$762.6 million), compared to RMB5,068.1 million as of December 31, 2008. The increase in cash balance is primarily a result of operating cash inflow, although the Company partly used its cash to fund its share repurchase program during the first quarter 2009.

Share Repurchase Program. In August 2008, Giant implemented a share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of its ADSs. As of March 31, 2009, Giant had repurchased an aggregate of 16,517,985 ADSs on the open market, for a total consideration of US$106.9 million under this plan. The Company may continue repurchasing its shares during the authorized time frame, as under the board resolution and as defined by SEC regulations.

Cash Dividend. The Board of Directors declared a cash dividend of US$0.18 per share on its outstanding shares to shareholders of record on March 27, 2009. The declared dividend was fully paid on April 14, 2009, for a total consideration of US$40.6 million.

Business Highlights and Outlook

ZT Online—Giant has continued to introduce many in-game features and activities to further enhance ZT Online’s interactivity, including the first “2vs2” or “tag-team” PK tournament. The Company also held its third online beauty contest to capture gamers’ attention in early March. In July 2009, Giant plans to launch the largest expansion pack to date for ZT Online, which will include parenthood simulation and team invasion functions, along with dozens of other new gameplays. ZT Online Classic Edition is maintaining steady growth in terms of user base throughout the first quarter 2009. ZT Online continues to gain momentum in Vietnam.

Giant Online—In the first quarter of 2009, the Company focused on increasing the upgrade levels and enhancing the interactivity within its second internally developed game, Giant Online. To encourage increased interactivity among users, Giant unlocked the inter-shard play function, which now allows gamers to concurrently play with players from various shards. The official version of Giant Online is currently under engineering testing.

FOR IMMEDIATE RELEASE

King of Kings III—King of Kings III is a 3D free-to-play medieval magical MMORPG. During the first quarter 2009, Giant began limited closed beta testing of the game. The current testing phase is mainly focused on the questing system, skills system and weapons systems. In the second quarter 2009, the Company will focus on the feedback of the first quarter 2009’s test results and will optimize various features, stability and compatibility.

ZT Online II—The newly self-developed sequel to Giant’s flagship game features enriched gameplay and innovative game design ideas. More attractive 2D graphics, new roles, different types of quests and a revised economic system bring a new freshness to the series. Aside from the traditional PvE and PvP gameplay in MMORPGs, non-combat interaction is also stressed. The majority of ZT Online II’s basic game design is now complete and the game is slated to undergo engineer testing beginning in the third quarter 2009.

Empire of Sports—Empire of Sports is a 3D MMORPG game featuring a wide range of sporting events. During the first quarter 2009, Giant’s developers continued their cooperation with the game’s European developers to localize various game features and systems for the Chinese market.

Win@Giant Program—Giant’s online game incubation program, Win@Giant, recently delivered its first project. My Sweetie is a 2.5D free-to-play casual MMORPG, that allows players to create virtual characters, raise virtual pets on their PC desktops and go online to interact with other virtual pet-owners. My Sweetie entered into closed beta testing in the second quarter 2009.

Second Quarter 2009 Guidance—In anticipation of the July 2009 release of the largest expansion pack to date for ZT Online, Giant has significantly deemphasized sales and marketing activities in the near term. Based on the current estimates, Giant expects to generate total net revenue for the second quarter 2009 in the range of RMB343 million to RMB373 million.

Conference Call

Giant’s senior management will host a conference call on Tuesday, May 26, 2009 at 8:00 am (US Eastern Daytime Time) / 5:00 am (US Pacific Daytime Time) / 8:00 pm (Beijing Time) to discuss its first quarter 2009 financial results and recent business activity. The conference call may be accessed by calling +1 (800) 573-4842 (for callers in the US), +86 10 800 130 0399 (for callers in Southern China), +86 10 800 152 1490 (for callers in Northern China) or +1 (617) 224-4327 (for callers outside of the US and China) and entering pass code 84974436.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

FOR IMMEDIATE RELEASE

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.8329, which was the noon buying rate as of March 31, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation. Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods. Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	March 31, 2008	December 31, 2008	March 31, 2009	March 31, 2009
	(RMB)	(RMB)	(RMB)	(US$)
GAAP net income:	338,652,208	290,260,391	231,891,563	33,937,503

Share-based compensation	12,164,018	8,009,045	8,328,351	1,218,860

Non-GAAP net income:	350,816,226	298,269,436	240,219,914	35,156,363

Non-GAAP earnings per share:

Basic	1.43	1.29	1.06	0.16
Diluted	1.38	1.26	1.03	0.15

Weighted average ordinary shares:

Basic	244,556,746	230,589,753	225,953,673	225,953,673
Diluted	253,845,788	236,878,192	233,704,160	233,704,160

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

FOR IMMEDIATE RELEASE

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s first game, ZT Online, was voted the most popular online game in China in 2006 according to the International Data Corporation. The Company’s second game, Giant Online, entered into open beta testing on March 28, 2008. Giant has four additional online games that it intends to launch, including King of Kings III, Empire of Sports, ZT Online II and My Sweetie. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of March 31, 2009 consisted of over 280 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our estimated total net revenues for the second quarter of 2009, the ability of ZT Online to attract players and extend its life cycle following changes to its monetization structure, anticipated benefits of our adjusted monetization structure for ZT Online, our ability to successfully commercially launch our new games, including King of Kings III, Empire Of Sports, ZT Online II and My Sweetie, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, the benefits of the Win@Giant game incubation program, the benefits of the reorganization of our research and development department, including the positive response and increased productivity from our employees, and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels following the restructuring of the game’s monetization model in the third quarter 2008, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in. The financial information contained in this release

FOR IMMEDIATE RELEASE

should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2007, as filed with the Securities and Exchange Commission on June 18, 2008, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report for fiscal year 2007. Our actual results of operations for the first quarter 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release

Contacts:

Investor Contact: Rich Chiang, IR Manager Giant Interactive Group Inc. +86 21 6451 1258	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: Michael Henson, Director Taylor Rafferty +1 (212)889-4350

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

	Audited March 31, 2008	Unaudited December 31, 2008	Unaudited March 31, 2009	Unaudited March 31, 2009
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	5,834,952,767	1,696,272,856	2,140,894,601	313,321,518
Prepayments and other current assets	53,169,914	48,916,555	50,713,103	7,421,900
Accounts receivable	—	—	614,094	89,873
Due from related parties	6,329,175	—	—	—
Inventories	633,452	1,452,802	903,188	132,182
Deferred tax assets	44,510,716	117,590,965	77,818,007	11,388,723
Short-term investments	210,570,000	3,371,827,722	3,070,208,096	449,327,240

Total current assets	6,150,166,024	5,236,060,900	5,341,151,089	781,681,436

Non-current assets:
Property and equipment, net	139,395,182	213,905,124	207,988,660	30,439,295
Intangible assets, net	86,544,887	96,126,394	98,747,823	14,451,817
Available-for-sale investment	—	450,006,853	460,968,657	67,463,106
Deferred tax assets	—	6,324,526	6,762,138	989,644

Total non-current assets	225,940,069	766,362,897	774,467,278	113,343,862

Total assets	6,376,106,093	6,002,423,797	6,115,618,367	895,025,298

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	71,648,711	92,304,336	68,380,299	10,007,507
Tax payable	52,872,231	16,741,580	17,025,092	2,491,635
Advance from distributors	74,783,911	86,619,404	66,891,012	9,789,549
Deferred revenue	399,712,872	403,130,278	403,920,349	59,114,044
Dividends payable	571,075,107	—	277,591,293	40,625,692
Unrecognized tax benefits	30,911,888	4,812,724	5,275,364	772,053

Total current liabilities	1,201,004,720	603,608,322	839,083,409	122,800,480

Non-current liabilities
Deferred tax liabilities	—	25,686,020	—	—

Total liabilities	1,201,004,720	629,294,342	839,083,409	122,800,480

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at March 31, 2008, December 31, 2008 and March 31, 2009 respectively; 258,670,626 shares issued and 239,757,426 shares outstanding at March 31,2008, 263,110,626 shares issued and 227,018,426 shares outstanding at December 31, 2008, 263,110,626 shares issued and 225,599,541 shares outstanding at March 31, 2009)	411	417	417	61
Additional paid-in capital	5,940,697,073	5,985,416,631	5,996,197,965	877,548,035
Statutory reserves	43,890,273	43,890,273	43,890,273	6,423,374
Accumulated other comprehensive income	(212,947,338)	(167,236,828)	(166,005,942)	(24,295,093)
Retained earnings	850,068,974	1,625,004,920	1,579,244,278	231,123,575
Treasury stock	(1,446,608,020)	(2,113,945,958)	(2,176,792,033)	(318,575,134)

Total shareholders’ equity	5,175,101,373	5,373,129,455	5,276,534,958	772,224,818

Total liabilities and shareholders’ equity	6,376,106,093	6,002,423,797	6,115,618,367	895,025,298

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended
	March 31, 2008	December 31, 2008	March 31, 2009	March 31, 2009
	(RMB)	(RMB)	(RMB)	(USD)
Net revenue:
Online game	470,222,925	351,851,278	370,540,346	54,228,855
Overseas licensing revenue	1,367,439	1,221,708	2,890,463	423,021
Other revenue, net	—	52,654	89,710	13,129

Total net revenue	471,590,364	353,125,640	373,520,519	54,665,005

Cost of services	(50,799,032)	(56,662,035)	(59,649,488)	(8,729,747)

Gross profit	420,791,332	296,463,605	313,871,031	45,935,258

Operating (expenses) income:
Research and product development expenses	(11,828,715)	(25,185,542)	(32,277,980)	(4,723,906)
Sales and marketing expenses	(64,871,743)	(45,405,004)	(30,248,358)	(4,426,870)
General and administrative expenses	(28,114,689)	(41,824,995)	(29,412,868)	(4,304,595)
Government financial incentives	5,000,000	29,516,000	10,000,000	1,463,507

Total operating expenses	(99,815,147)	(82,899,541)	(81,939,206)	(11,991,864)

Income from operations	320,976,185	213,564,064	231,931,825	33,943,394

Interest income	53,763,142	41,258,109	26,067,320	3,814,972
Unrealized (loss) income on investment held-for-trading	—	(300,493)	—	—
Other income	2,602,967	791,245	5,732,693	838,984
Investment income (loss)	1,171,241	—	(5,970,898)	(873,845)

Income before income tax expenses	378,513,535	255,312,925	257,760,940	37,723,505

Income tax (expenses) benefits	(39,861,327)	34,947,466	(25,869,377)	(3,786,003)

Net income	338,652,208	290,260,391	231,891,563	33,937,502

Other comprehensive income (loss)
Unrealized holding gains (losses)	—	(5,124,455)	10,961,804	1,604,268
Foreign currency translation	(161,165,911)	72,407,789	(9,730,918)	(1,424,127)

Total other comprehensive income (loss)	(161,165,911)	67,283,334	1,230,886	180,141

Comprehensive income	177,486,297	357,543,725	233,122,449	34,117,643

Earnings per share:

Basic	1.38	1.26	1.03	0.15
Diluted	1.33	1.23	0.99	0.15

Weighted average ordinary shares:

Basic	244,556,746	230,589,753	225,953,673	225,953,673
Diluted	253,845,788	236,878,192	233,704,160	233,704,160

Exhibit 99.2

GIANT

2009 First Quarter Results Presentation

May 26, 2009

GIANT

Safe Harbor Statement and Currency Convenience Translation

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include the timing for our game initiatives in 2009, anticipated benefits as a result of our Win@Giant incubation program, our continued efforts to successfully operate and adjust features of our existing games, our ability to launch expansion packs for ZT Online and ZT Online’s ability to be successful in Vietnam, anticipated benefits from a reduction in advertising from changes in the monetization features of ZT Online implemented in the third quarter of 2008, our ability to successfully commercially launch and operate ZT Online II, King of Kings III, Empire of Sports and My Sweetie and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending as recent levels following the restructuring of the game’s monetization model in the third quarter 2008, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in. The financial information contained in this slide presentation should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2007, as filed with the Securities and Exchange Commission on June 18, 2008, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report for fiscal year 2007. Our actual results of operations for the first quarter of 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this slide presentation are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this slide presentation. Such information speaks only as of the date of this slide presentation.

Currency Convenience Translation

This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.8329, which was the noon buying rate as of March 31, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.

© 2009 Giant Interactive Group, Inc. All Rights Reserved 15

GIANT

Giant Interactive Group

A Leading Online Game Developer & Operator

© 2009 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Giant: NYSE Listed

NYSE IPO: November 1, 2007

Ticker: GA

US$1.9 Billion Market Cap:

May 22, 2009

Fully Diluted Shares: Approximately 234 Million

About Giant:

Headquarters: Shanghai, China

Over 3,500 including

Employees:

1,700 liaison personnel

Investor Information: www.ga-me.com

GA LISTED NYSE®

© 2009 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Key Operational and Financial Highlights

© 2009 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Key Quarterly Operating Metrics

Active Paying Accounts (APA) Average Concurrent Users (ACU)

1,760 1,800

700

1,600 1,447 620

1,290 600 546 543 556

1,400 1,236 531 1,200 500

Thousands 937

1,000 Thousands 400 in 800 in 300 600

Users 200 Accounts 400 200 100

0 0

1Q08 2Q08 3Q08 4Q08 1Q09 1Q08 2Q08 3Q08 4Q08 1Q09

Average Revenue per User (ARPU) Peak Concurrent Users (PCU)

400

2,500 2,339 350 325 300 286 282 300 273 2,000

1,646 1,578

250 1,505 1,572 200 Thousands 1,500 RMB in

150 1,000 100 Users

500 50

0 0

1Q08 2Q08 3Q08 4Q08 1Q09 1Q08 2Q08 3Q08 4Q08 1Q09

3Q08 and onwards figures include ZT Online, ZT Online PTP, ZT Online Classic Edition, and Giant Online Prior figures include ZT Online, ZT Online PTP and Giant Online

© 2009 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Strong Profitability and High Margins

Net Revenue

80 73.6

67.3 70

60 54.7 millions 51.7

50 in 39.1 40

Dollars 30 US 20 10 0

1Q08 2Q08 3Q08 4Q08 1Q09

Gross Profit Margin

95%

89.2% 88.6% 90%

84.0% 84.0% 85%

80.1% 80% 75% 70% 65% 60%

1Q08 2Q08 3Q08 4Q08 1Q09

Net Income

60

48.3 51.1 50

42.5 millions 40

33.9 in 30

19.7

Dollars 20 US 10 0

1Q08 2Q08 3Q08 4Q08 1Q09

Net Income Margin

85% 82.2% 80% 71.8% 75% 69.5%

70% 62.1% 65% 60% 55% 50.6% 50% 45% 40% 35% 30% 1Q08 2Q08 3Q08 4Q08 1Q09

© 2009 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Q1 2009 Key Financial Highlights

Q1 2009 Q1 2009 Q4 2008 Q-o-Q Q1 2008 Y-o-Y

(In millions, except EPS data) Margins US$ RMB RMB % RMB %

Total Net Revenue 54.7 373.5 353.1 5.8% 471.6 -20.8% Cost of Services 8.7 59.6 56.7 5.3% 50.8 17.4%

Gross Profit 45.9 313.9 296.5 5.9% 420.8 -25.4% 84.0% Operating Expenses 12.0 81.9 82.9 -1.2% 99.8 -17.9% Income from Operations 33.9 231.9 213.6 8.6% 321.0 -27.7% 62.1% Net Income 33.9 231.9 290.3 -20.1% 338.7 -31.5% 62.1% Basic EPS (RMB) 1.03 1.26 -18.3% 1.38 -25.4% Diluted EPS (RMB) 0.99 1.23 -19.5% 1.33 -25.6%

Q4 2008 Q-o-Q Q1 2008 Y-o-Y

US$ % US$ %

Basic EPS (US$) 0.15 0.18 -16.7% 0.20 -25.0% Diluted EPS (US$) 0.15 0.18 -16.7% 0.19 -21.1%

© 2009 Giant Interactive Group, Inc. All Rights Reserved 21

GIANT

Balance Sheet

March 31, March 31, December March 31,

2009 2009 31, 2008 2008

(In millions)

US$ RMB RMB RMB

Cash, Cash Equivalents and Short-Term 762.6 5,211.1 5,068.1 6,045.5

Investments

Current Assets 781.7 5,341.2 5,236.1 6,150.2

Total Assets 895.0 6,115.6 6,002.4 6,376.1

Current Liabilities 122.8 839.1 603.6 1,201.0

Total Liabilities 122.8 839.1 629.3 1,201.0

Shareholders’ Equity 772.2 5,276.5 5,373.1 5,175.1

Total Liability and Shareholders’ Equity 895.0 6,115.6 6,002.4 6,376.1

© 2009 Giant Interactive Group, Inc. All Rights Reserved 22

GIANT

Business Operation Updates

© 2009 Giant Interactive Group, Inc. All Rights Reserved 23

GIANT

Recent Business Highlights

ZT Online implemented new features and gaining momentum in Vietnam; Classic

1	Edition continues steady growth
2	Continued enhancing Giant Online features; official version under engineering testing in 2Q09
3	King of Kings III launched limited closed beta testing in China in 1Q09
4	ZT Online II basic game design completed and expected to undergo engineering testing in 3Q09

5 Empire of Sports continues localization for China in 1Q09 Win@Giant: My Sweetie, a 2.5D free-to-play casual MMORPG, is currently under

6	closed beta testing in 2Q09

7 As of March 31, 2009, Giant repurchased 16,517,985 ADSs for total consideration of US$106.9 million, out of the $150 million share repurchase program

8 Cash dividend declared for FY2008 of US$0.18 per share was fully paid as of April 14. 2009 for a total of US$40.6 million

©2009 Giant Interactive Group, Inc. All Rights Reserved 24

Enhancing Our Product Portfolio

GIANT

Games	Game History and Milestones	Planned Upcoming Initiatives
ZT Online	• Launched in January 2006 • Multiple expansion packs introduced since launch • *ZT Online Classic Edition* available for gamers • Monetization restructuring in 3Q08 • Now also available in Vietnam	New expansion pack to roll out in July 09
Giant Online	• Open beta testing launched at end of Q108 • Frequent updates made based on player feedback • Official version currently under engineering testing	Official version to launch in 2009
King of Kings III	• GA acquired rights to operate in China in 2007 • Limited closed beta testing in China in 1Q09 • Currently being tailored and optimized for the Chinese market	Further testing based on initial testing feedback
ZT Online II	• Sequel to ZT Online, self-developed Free-To-Play 2D MMORPG • Basic game design completed • Enhanced graphics, sound effects, # of professions, animation, etc.	Engineering testing to begin in 3Q09
Empire of Sports	• GA acquired rights to operate in China in early 2008 • Officially launched in Europe in December 2008 • Currently being tailored and optimized for the Chinese market	Further localization for Chinese market

© 2009 Giant Interactive Group, Inc. All Rights Reserved
25

GIANT

Q1 2009 Marketing and Distribution Network

Enhanced Marketing Efficiency in Q1’09

Over 420 liaison offices

Over 1,700 dedicated liaison personnel

Over 280 distributors

116,500 retail outlets

Penetration of all large cities and almost all provinces in China

Focus on penetrating medium / small cities with continued Internet and on-site promotional events

Reduced advertising costs associated with the revised monetization features of ZT Online

Maximize Player Awareness and Game Recognition to Improve Penetration GIANT

© 2009 Giant Interactive Group, Inc. All Rights Reserved 26

GIANT

Business Outlook

© 2009 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Growth Strategies

To Become the Largest Online Game Developer and Operator in Asia

Player Segmentation Based on Game Features and Spending

1	Preferences to Increase Player Loyalty and to Extend Game

Lifecycles

Enhance Online Community and Expand Geographical Coverage

2	to Grow Our Player Base
3	Pursue Opportunities for Acquisitions, Strategic Joint Ventures

and Opportunistic Investments

© 2009 Giant Interactive Group, Inc. All Rights Reserved 28

GIANT

NYSE: GA Thank you

www.ga-me.com